Exhibit 99.2

ALTAGAS LTD.

REPORT OF VOTING RESULTS

May 1, 2020

Pursuant to Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, please be advised that in connection with the annual meeting of shareholders of AltaGas Ltd. (“AltaGas”) held May 1, 2020, the following matters were considered and approved:

1.              Appointment of Auditors

By ordinary resolution passed via ballot, Ernst & Young LLP were appointed as auditors of AltaGas to hold office until the next annual meeting of shareholders, with remuneration to be fixed by the directors of AltaGas.  The results of the ballot were as follows:

Votes For	% For	Votes Withheld	% Withheld
150,418,595	97.29	4,193,938	2.71

2.              Election of Directors

By ordinary resolution passed via ballot, the following 11 nominees were elected to serve as directors of AltaGas until the next annual meeting of shareholders or until their successors are duly elected or appointed.  The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Victoria A. Calvert	151,397,568	98.62	2,111,430	1.38
David W. Cornhill	151,719,912	98.83	1,789,086	1.17
Randall L. Crawford	151,809,939	98.89	1,699,059	1.11
Allan L. Edgeworth	150,580,541	98.09	2,928,458	1.91
Robert B. Hodgins	145,153,338	94.56	8,355,660	5.44
Cynthia Johnston	152,082,193	99.07	1,426,805	0.93
Pentti O. Karkkainen	151,834,565	98.91	1,674,433	1.09
Phillip R. Knoll	151,450,102	98.66	2,058,896	1.34
Terry D. McCallister	150,138,998	97.80	3,370,001	2.20
Linda G. Sullivan	152,074,351	99.07	1,434,647	0.93
Nancy G. Tower	152,050,449	99.05	1,458,549	0.95

3.              Shareholder Advisory Vote on Executive Compensation

By ordinary resolution passed via ballot, on an advisory basis, AltaGas’ approach to executive compensation, as disclosed in the management information circular of AltaGas dated March 12, 2020, was approved.  The results of the ballot were as follows:

Votes For	% For	Votes Against	% Against
144,019,263	93.82	9,489,735	6.18